Exhibit 99.8

NICE Launches Industry’s First Full Cloud-Based Workforce
Optimization Suite

The cloud-based offering addresses growing market demand and customer need for flexibility

RA’ANANA, ISRAEL, January 29, 2013, NICE Systems (NASDAQ: NICE) today announced the launch of its cloud-based Workforce Optimization (WFO) suite, the first to offer full capabilities for Recording, Quality Management, Analytics , Workforce Management, Performance Management, Incentive Compensation Management, and Voice of the Customer, all deployed in the cloud. These solutions are offered as Hosted or as Software as a Service (SaaS) to provide customers greater flexibility, lower upfront costs, and faster implementation.

Industry trends indicate rapidly increasing demand for cloud technologies. According to DMG Consulting’s 2012-2013 Cloud-Based Contact Center Infrastructure Market Report, the number of cloud-based contact center seats grew by 80.2 percent in 2011, following a 42.4 percent increase in 2010. The report anticipates that by the end of 2015 more than 18 percent of contact center seats will be delivered by cloud-based contact center infrastructure providers.

NICE’s cloud-based WFO suite offers customers several key benefits:

•	Cloud deployment for contact centers, back offices, branches, and retail is far faster and can be done at a lower up front cost compared to other deployment methods.
•	Customers have easier access to the latest versions of the software.
•	Organizations can focus on business operations rather than monitoring and maintaining enterprise grade software.
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The cloud WFO suite supports hybrid integrations of on-premise and cloud-based applications. For example, a customer can easily complement an on-premise NICE IEX Workforce Management solution with cloud-based Interaction Analytics, Performance Management, or any other cloud-based application.

“We are proud to deliver the market’s first comprehensive cloud-based WFO suite,” said Yochai Rozenblat, President of the NICE Enterprise Group. “We focus on delivering value to our clients by helping them leverage customer interaction data for improved operations and sales. Cloud-based deployment makes it easier and more cost effective for our clients to implement a complete set of advanced WFO solutions.”

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.